UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Jazz Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

472147 10 7

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472147 10 7

1.	Names of Reporting Persons Jazz Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,621,659 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,621,659 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,659 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2%* as of the date of this filing

12.	Type of Reporting Person (See Instructions) OO

*       Based on 30,992,088 outstanding shares of the Common Stock of Issuer, as reported in the Issuer’s Form S-1/A filed December 23, 2009.

CUSIP No. 472147 10 7

1.	Names of Reporting Persons Beecken Petty O’Keefe & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,621,659 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,621,659 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,659 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2%* as of the date of this filing

12.	Type of Reporting Person (See Instructions) OO

*       Based on 30,992,088 outstanding shares of the Common Stock of Issuer, as reported in the Issuer’s Form S-1\A filed December 23, 2009.

CUSIP No. 472147 10 7

Item 1.
	(a)	Name of Issuer Jazz Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3180 Porter Drive Palo Alto, California 94304

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
Jazz Investors, LLC c/o Beecken Petty O’Keefe & Company, LLC 131 South Dearborn Street Suite 2800 Chicago, Illinois 60603 Delaware

Beecken Petty O’Keefe & Company, LLC 131 South Dearborn Street Suite 2800 Chicago, Illinois 60603 Delaware

	(d)	Title of Class of Securities Common Stock, par value $.0001 per share
	(e)	CUSIP Number 472147 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Jazz Investors, LLC directly holds 1,529,684 shares and a warrant to acquire 91,975 shares of Common Stock of the Issuer.  Beecken Petty O’Keefe & Company, LLC is the sole manager of Jazz Investors, LLC, and in such capacity may be deemed to have the power to direct the voting and disposition, and to share beneficial ownership, of the securities owned of record by Jazz Investors, LLC.  David K. Beecken, William G. Petty, Jr. and Kenneth W. O’Keefe are the member managers of Beecken Petty O’Keefe & Company, LLC.  Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by Beecken Petty O’Keefe & Company, LLC, but disclaims beneficial ownership of such shares.

CUSIP No. 472147 10 7

The persons named in Item 2(a) of this Schedule 13G may be deemed to be a group with respect to the securities of the Issuer which they hold directly or indirectly.  Such persons disclaim such group membership.

(b) Percent of class: See Item 11 of each cover page
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

CUSIP No. 472147 10 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of January, 2010

JAZZ INVESTORS, LLC, a Delaware limited liability company
By: Beecken Petty O’Keefe & Company, LLC,
a Delaware limited liability company, its sole manager

	By:	/s/ John W. Kneen
	Name:	John W. Kneen
	Its:	Vice President and Chief Financial Officer

BEECKEN PETTY O’KEEFE & COMPANY, LLC

By:	/s/ John W. Kneen
Name:	John W. Kneen
Its:	Vice President and Chief Financial Officer

CUSIP No. 472147 10 7

Exhibit A

Jazz Investors, LLC and Beecken Petty O’Keefe & Company, LLC may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the Issuer.  Such persons disclaim such group membership.  The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.